
04054225

May 10, 2004
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

RECEIVED

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States of America

Dear Mr. Frank Zarb, Esq.:

SUPPL

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
    12g3-2(b) number: 82-5046   82-4190

Enclosed are the documents submitted for the purpose to maintain
our exemption pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934 :

1. Five Announcement :from No 2004-001 to 2004-006,
such as:Shanghai Lujiazui Financial Trade Zone development co.Ltd.
annual report 2003 etc...

Sincerely yours,

康建华

Kang Huijun
Chairman

PROCESSED

MAY 17 2004

THOMSON
FINANCIAL